CHAPMAN AND CUTLER LLP                                  111 WEST MONROE STREET
                                                       CHICAGO, ILLINOIS 60603


                                 June 26, 2012


Mr. Vincent J. DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


         Re:                           FT 3569

                        Dow(R) Target 5 3Q '12 - Term 10/9/13
                      Dow(R) Target Dvd. 3Q '12 - Term 10/9/13
                      Global Target 15 3Q '12 - Term 10/9/13
                      Nasdaq(R) Target 15 3Q '12 - Term 10/9/13
                    NYSE(R) Intl. Target 25 3Q '12 - Term 10/9/13
                        S&P Target 24 3Q '12 - Term 10/9/13
                     S&P Target SMid 60 3Q '12 - Term 10/9/13
                        Target 50/50 3Q '12 - Term 10/9/13
                     Target Divsd. Dvd. 3Q '12 - Term 10/9/13
                  Target Dvd. Multi-Strat. 3Q '12 - Term 10/9/13
                      Target Dbl. Play 3Q '12 - Term 10/9/13
                       Target Focus 5 3Q '12 - Term 10/9/13
                 Target Global Dvd. Leaders 3Q '12 - Term 10/9/13
                        Target Growth 3Q '12 - Term 10/9/13
                   Target VIP Cons. Eqty. 3Q '12 - Term 10/9/13
                    Value Line(R) Target 25 3Q '12 - Term 10/9/13
                                File No. 333-181144
             ------------------------------------------------------


Dear Mr. DiStefano:

This letter is in response to the comments that you raised during our telephone conversation on June 22, 2012 regarding the amended registration statement on Form S-6 for FT 3569, as filed on May 4, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Dow(R) Target 5 3Q '12 - Term 10/9/13; Dow(R) Target Dvd. 3Q '12 - Term 10/9/13; Global Target 15 3Q '12 - Term 10/9/13; Nasdaq(R) Target 15 3Q '12 - Term 10/9/13;
NYSE(R) Intl. Target 25 3Q '12 - Term 10/9/13; S&P Target 24 3Q '12 - Term 10/9/13; S&P Target SMid 60 3Q '12 - Term 10/9/13; Target 50/50 3Q '12 - Term
10/9/13; Target Divsd. Dvd. 3Q '12 - Term 10/9/13; Target Dvd. Multi-Strat. 3Q '12 - Term 10/9/13; Target Dbl. Play 3Q '12 - Term 10/9/13; Target Focus 5 3Q '12 - Term 10/9/13; Target Global Dvd. Leaders 3Q '12 - Term 10/9/13; Target Growth 3Q '12 - Term 10/9/13; Target VIP Cons. Eqty. 3Q '12 - Term 10/9/13; Value Line(R) Target 25 3Q '12 - Term 10/9/13 (the "Trusts"). This letter serves to respond to your comments.

      1. IN STEP 3 OF THE MSCI EAFE TARGET 20 STRATEGY ON PAGE 58 OF THE PROSPECTUS, PLEASE DESCRIBE HOW "MOMENTUM" IS CALCULATED. REVISE THE DISCLOSURE AS APPROPRIATE.

      Response: We have added the following language at the end of the parenthetical in Step 3 to describe how "momentum" is calculated:

         "(as measured by equally-weighted 6- and 12-month price appreciation)"

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3017.

                                           Very truly yours,

                                           CHAPMAN AND CUTLER LLP


                                           By  /s/ Brian Free
                                               --------------------------
                                               Brian Free


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